UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

MILLENNIAL MEDIA, INC.

(Name of Subject Company)

MARS ACQUISITION SUB, INC.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

AOL INC.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

60040N105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$280,713,492.50	$32,618.91
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 142,731,031 shares of common stock, par value $0.001 per share (the “Shares”), of Millennial Media, Inc. (“Millennial Media”) outstanding multiplied by the offer price of $1.75 per share; (ii) 7,426,395 Shares reserved for issuance upon settlement of outstanding Millennial Media restricted stock unit awards multiplied by the offer price of $1.75 per Share; and (iii) 10,250,284 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $1.75 per share, multiplied by the offer price of $1.75 per share minus the exercise price for each such option. The calculation of the filing fee is based on information provided by Millennial Media as of September 15, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,618.91	Filing Party: AOL Inc. and Mars Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 18, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by AOL Inc., a Delaware corporation (which we refer to as “Parent”), and Mars Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Parent, with the Securities and Exchange Commission on September 18, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Millennial Media, Inc., a Delaware corporation (which we refer to as “Millennial Media”), at a purchase price of $1.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 18, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which together with other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Items 1 through 9 and Item 11.

(a) Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On October 16, 2015, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at 11:59 p.m., New York City Time, on October 16, 2015. The Expiration Date of the Offer is extended to 11:59 p.m., New York City Time, on October 22, 2015, unless further extended. The Depositary has advised us that, as of 5:00 pm, New York City time, on October 15, 2015, 55,256,290 Shares had been validly tendered and not validly withdrawn (not including 222,700 Shares tendered pursuant to notices of guaranteed delivery for which Shares have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 38.7% of the outstanding Shares.

On October 16, 2015, Parent and Millennial Media issued a joint press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.”

(b) Amendments to the Offer to Purchase and the Other Exhibits to Schedule TO:

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “October 16, 2015” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “October 22, 2015”.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

The last paragraph of Item 12 of the Offer to Purchase is deleted in its entirety and replaced by the following:

“Millennial Media has entered into severance and release agreements with Jason Kelly, Ho Shin and Marc Theermann and intends to enter into a severance and release agreement with Michael Barrett. The severance and release agreements provide that each executive officer’s employment will terminate effective as of the closing of the Merger, and that upon such termination, each executive officer will receive the payments and benefits that the executive officer would have received upon a termination without “cause” under the executive officer’s employment and equity award agreements with Millennial Media, as well as the prorated bonus permitted by the Merger Agreement, all of which are described in greater detail in the subsections entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Company Shares and Equity-Based Incentive Awards”; “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Agreements”; and “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger—2015 Bonus Plan,” under Item 3 of the Solicitation/Recommendation Statement on Schedule 14D-9 of Millennial Media. The foregoing summary of the severance and release agreements does not purport to be complete and is qualified in its entirety by reference to the Severance Agreement and Release of Claims with each of Messrs. Kelly, Theermann, and Shin, which are filed with Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 of Millennial Media, filed October 16, 2015, as Exhibits (e)(27), (e)(28), and (e)(29), respectively.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Joint Press Release issued by AOL Inc. and Millennial Media, Inc., dated October 16, 2015.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2015

MARS ACQUISITION SUB, INC.

By:	/s/ Julie Jacobs
Name:	Julie Jacobs
Title:	VP, Secretary

AOL INC.

By:	/s/ Julie Jacobs
Name:	Julie Jacobs
Title:	EVP, Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 18, 2015.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by AOL Inc., dated September 3, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by AOL Inc. with the Securities and Exchange Commission on September 3, 2015).

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on September 18, 2015.*

(a)(5)(A)	Complaint filed by Paul Parshall in the Delaware Court of Chancery, dated September 9, 2015.*

(a)(5)(B)	Complaint filed by David Desjardins in the Delaware Court of Chancery, dated September 10, 2015.*

(a)(5)(C)	Complaint filed by Kien Chen in the Delaware Court of Chancery, dated September 10, 2015.*

(a)(5)(D)	Complaint filed by Joseph Wagner in the Delaware Court of Chancery, dated September 15, 2015.*

(a)(5)(E)	Complaint filed by An Nguyen in the Delaware Court of Chancery, dated September 16, 2015.*

(a)(5)(F)	Amended Complaint filed by An Nguyen in the Delaware Court of Chancery, dated September 24, 2015.*

(a)(5)(G)	Joint Press Release issued by AOL Inc. and Millennial Media, Inc., dated October 16, 2015.

(d)(1)	Agreement and Plan of Merger, dated as of September 3, 2015, by and among AOL Inc., Mars Acquisition Sub, Inc. and Millennial Media, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Millennial Media, Inc. with the Securities and Exchange Commission on September 3, 2015).

(d)(2)	Confidential Non-Disclosure Agreement, effective January 16, 2015, by and between AOL Inc. and Millennial Media, Inc.*

(d)(3)	Joinder Agreement to Confidential Non-Disclosure Agreement, dated May 18, 2015, by and between AOL Inc., Millennial Media, Inc. and Verizon Communications Inc.*

(d)(4)	Letter Agreement, dated August 26, 2015, by and between AOL Inc., Millennial Media, Inc. and Verizon Communications Inc.*

(d)(5)	Exclusivity Agreement, dated as of June 15, 2015, by and between AOL Inc. and Millennial Media, Inc.*

(d)(6)	Exclusivity Agreement Amendment No. 1, dated as of July 21, 2015, by and between AOL Inc. and Millennial Media, Inc.*

(d)(7)	Employment Offer Letter, dated July 13, 2015, as revised August 6, 2015, between AOL Inc. and Ernie Cormier.*

(d)(8)	Employment Offer Letter and Retention Bonus Letter, dated July 9, 2015, as revised August 11, 2015, between AOL Inc. and Matthew Gillis.*

(g)	None.

(h)	None.

*	Previously filed.